Mail Stop 3561

By U.S. Mail and facsimile to (206) 266-7010

Jeffrey P. Bezos
Chairman, President and Chief Executive Officer
Amazon.com, Inc.
1200 12th Avenue South, Suite 1200
Seattle, WA 98144-2734

> **Re: Amazon.com, Inc.**
> **Definitive 14A**
> **Filed April 27, 2007**
> **File No. 0-22513**

Dear Mr. Bezos:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation of Directors, page 6

1. Please discuss the factors the nominating and corporate governance committee takes into consideration in determining whether to grant additional stock-based awards as compensation for the services of the directors. Refer to Item 402(k)(3) of Regulation S-K. For example, disclose whether the nominating and corporate governance committee considers the number and value of restricted stock units that a director holds at the time of an award and whether it considers service on board committees.

Director Compensation for 2006, page 6

2. Please include a total column. See Item 402(k)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 13

3. We refer you to Item 402(b)(1)(ii), (iv) and (v) of Regulation S-K. Please expand your discussion of the material elements of compensation to analyze fully what the compensation program is designed to reward, why you choose to pay each element and how you determine the amount for each element of pay. Please explain why you pay specific amounts of compensation. Please provide an analysis of how you determine the amount of additional stock-based awards that you make periodically. Please include an analysis of how the "various factors" in the last paragraph on page 13 resulted in the compensation committee determining the compensation levels and mix for each named executive officer. Also discuss your policies for allocating among different forms of stock-based awards. See Item 402(b)(2)(ii) of Regulation S-K.

4. You indicate that you consider a named executive officer's current and expected contributions in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

5. Please discuss the reasons why you would issue additional stock-based awards on a periodic basis and how you determine when to make awards of stock-based compensation. See Item 402(b)(2)(iv) of Regulation S-K. Also discuss whether you make awards at any particular time of the year.

6. You state that you review market compensation of similarly-situated executives at other companies. Please identify the companies whose compensation you have reviewed. See Item 402(b)(2)(xiv) of Regulation S-K.

7. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Dalzell, Piacentini and Wilke received stock awards that were significantly higher than the amount received by Mr. Szkutak. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers in addition to the brief reference to the vice president of human resources and the chief executive officer considering cash compensation and the expected amount of stock-based compensation that will vest.

Grants of Plan-Based Awards in Fiscal Year 2006, page 16

8. Please include narrative disclosure to the grants of plan-based awards table to explain the reasons for the differing vesting schedules for each of the named executive officers while the grant date was the same for each grant. See Item 402(e) of Regulation S-K.

Potential Payments Upon Termination of Employment or Change-In-Control, page 18

9. Please quantify the estimated payments and benefits that you would provide upon termination or a change in control. See Item 402(j)(2) of Regulation S-K.

Certain Relationships and Related Person Transactions, page 21

10. Please identify by name each natural person who is involved in a related person transaction. See Item 404(a) and related Instruction 1.a.iii. of Regulation S-K. Also, disclose the amounts of the equity interests and bonuses awarded to these persons.

11. Instead of referring to Item 404(a) of Regulation S-K, please discuss fully the types of transactions that are subject to review. Also, disclose the standards to be applied under the review policies and procedures. Clarify whether the policies and procedures for the review, approval or ratification of transactions with related persons are in writing, and, if not, how the policies and procedures are evidenced. See Item 404(b)(1)(i), (ii) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel